

07002288


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
202
SECTION

D STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Young, Stovall and Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9627 South Dixie Highway
(No. and Street)

Miami	Florida	33156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roark A. Young — (305) 666-2511
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Young, Stovall and Company
Miami, Florida:

We have audited the accompanying statement of financial condition of Young, Stovall and Company (the "Company") at December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 20, 2007

YOUNG, STOVALL AND COMPANY

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 209,863
Receivable from clearing organization	586,570
Securities owned	70,817
Premises and equipment	45,810
Other assets and prepaid expenses	49,210
Total	$ 962,270
Liabilities and Stockholders' Equity	
Liabilities:	
Commissions payable	74,512
Accrued expenses and other liabilities	63,939
Total liabilities	138,451
Commitments and contingencies (Notes 4, 8 and 9)	
Stockholders' equity:	
Common stock, $1.00 par value (authorized 1,000 shares; 625 issued and outstanding)	625
Additional paid-in capital	74,375
Retained earnings	748,819
Total stockholders' equity	823,819
Total	$ 962,270

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Income

Year Ended December 31, 2006

Revenues:	
Commissions	$ 2,969,311
Participation in interest earned on customer accounts	255,053
Interest	28,494
Other	6,674
Total revenues	3,259,532
Expenses:	
Commissions	948,485
Compensation and employee benefits	776,664
Clearing fees and floor brokerage	181,435
Rent	185,662
Dues and subscriptions	163,874
Service contracts	157,779
Insurance	142,295
Depreciation and amortization	11,373
Other	418,101
Total expenses	2,985,668
Net income	$ 273,864

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2005	$ 625	74,375	676,958	751,958
Net income	-	-	273,864	273,864
Dividends paid	-	-	(202,003)	(202,003)
Balance at December 31, 2006	$ 625	74,375	748,819	823,819

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 273,864
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	11,373
Decrease in receivable from clearing organization	71,636
Decrease in securities owned	29,323
Increase in other assets and prepaid expenses	(1,258)
Decrease in commissions payable	(28,458)
Decrease in accrued expenses and other liabilities	(3,191)
Net cash provided by operating activities	353,289
Cash flows from investing activity-	
Purchases of premises and equipment	(1,253)
Cash flows from financing activity-	
Dividends paid	(202,003)
Net increase in cash	150,033
Cash at beginning of year	59,830
Cash at end of year	$ 209,863

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

Young, Stovall and Company (the "Company") is a securities broker/dealer headquartered in Miami, Florida with branch offices in Aventura, Florida and Memphis, Tennessee. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Income and expenses related to security transactions are recorded on a trade date basis. Securities owned are carried at market value. Unrealized gains and losses on securities owned are reflected currently in securities trading income.

Depreciation and Amortization. Depreciation has been provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes. The Company has elected to be treated as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders. Therefore, no provision for income taxes has been reflected in these financial statements.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(continued)

(3) Securities Owned

Securities owned consist of trading and investment securities as follows:

Corporate equities - readily marketable, at quoted market value	$ 70,817

(4) Premises and Equipment

A summary of premises and equipment at December 31, 2006 is as follows:

Furniture and equipment	$ 148,591
Leasehold improvements	58,206
Computers	40,937
Total, at cost	247,734
Less accumulated depreciation and amortization	201,924
Premises and equipment, net	$ 45,810

The Company leases its office facilities under various operating leases. The Company's Memphis and Aventura offices are leased on a month-to-month basis. The Company's Miami and Aventura Florida offices are leased from a related party. Rent expense was $185,662 during the year ended December 31, 2006 and included $168,000 paid to related parties. The Miami lease expires in 2007, and is expected to be renewed. At December 31, 2006, approximate future minimum annual rental payments under noncancelable leases are approximately $28,000 for the year ending December 31, 2007.

(5) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds the securities purchased by the Company. At December 31, 2006, the balance outstanding was $0. This account is collateralized by securities with a carrying value of $70,817 and pays interest at a floating rate.

(6) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan to employees who have completed one year of service and have attained age twenty-one. The Company charged $22,181 to operations relating to plan contributions for the year ended December 31, 2006.

(continued)

(7) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2006, the Company's minimum net capital requirement was $250,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $718,176 and the ratio of aggregate indebtedness to net capital was .19 to 1.

(8) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities, including potential legal liabilities, that are not reflected in the accompanying financial statements.

(9) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

END